UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34037

Superior Energy Services, Inc.

(Exact name of registrant as specified in its charter)

1001 Louisiana Street, Suite 2900

Houston, Texas

(713) 654-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

7.75% Senior Notes due 2024 and Guarantees

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0 holders*

*

On January 19, 2021, the United States Bankruptcy Court for the Southern District of Texas Houston Division entered an order confirming and approving the First Amended Joint Prepackaged Plan of Reorganization for Superior Energy Services, Inc. and its Affiliate Debtors Under Chapter 11 of the Bankruptcy Code (as amended, modified or supplemented from time to time, the “Plan”). Pursuant to the terms of the Plan, among other things, all of Superior Energy Services, Inc.’s existing equity interests, including the authorized and outstanding shares of its common stock, were cancelled.

Pursuant to the requirements of the Securities Exchange Act of 1934, Superior Energy Services, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 3, 2021	Superior Energy Services, Inc.

	By:	/s/ William B. Masters
William B. Masters